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                                                               Exhibit 1.(9)(g)



                                 Supplement to
               New York Life Insurance and Annuity Corporation's
                Issuance, Redemption and Transfer Procedures for
                 Policies Pursuant to Rule 6e-3(T)(b)(12)(iii)

This Supplement describes administrative procedures (the "Procedures") that will be followed by New York Life Insurance and Annuity Corporation ("NYLIAC") in connection with the issuance of the flexible premium corporate sponsored variable universal life insurance policy (the "Policy") described in this Registration Statement. All capitalized terms have the meaning given to them in the Prospectus for the Policy. The Procedures should be read in light of the following changes:


The second paragraph of Section 1.(b) entitled "Public Offering Price - Purchase and Related Transactions - Application and Initial Premium Processing" is deleted in its entirety and replaced with the following paragraphs:

     On the Issue Date, NYLIAC will allocate the first Premium (and any other Premiums received on or before the last day of the Free Look Period) to the General Account. Sales expense, premium tax and federal tax charges are deducted from Premiums on the Issue date; however, deductions made on the Issue Date will be calculated as of the later of the Policy Date or the date the Premium is received. Also, the monthly contract charge, cost of insurance charge and cost of any riders are deducted as of the Policy Date and as of each subsequent Monthly Deduction Day.

     The registered representative through whom the Policy was purchased is required to deliver the Policy to the Owner and obtain the Owner's signature on a delivery receipt. On the date NYLIAC receives the delivery receipt, the Free Look Period under the Policy will commence. If NYLIAC does not receive a delivery receipt within 15 days of issuance, a reminder notice is sent to the registered representative. After 30 days from issue, NYLIAC will send the Owner a reminder notice with a copy to the registered representative notifying them that the delivery receipt is outstanding. If NYLIAC does not receive a delivery receipt within 45 days of issuance, a notice will be sent to the Owner indicating that the Policy is being rescinded. The full amount of all Premiums paid will be returned to the Owner and notice will be given to the Owner that no coverage was in effect.


The paragraph under Section 1.(c) entitled "Public Offering Price - Purchase and Related Transactions - Free Look Provision" is deleted in its entirety and replaced with the following paragraph:

     A Policy may be canceled within 20 days (10 days in New York) after the Free Look Period commences by returning it to NYLIAC's Service Office or to the registered representative through whom it was purchased. Premiums will remain in the General Account through the last day of the Free Look Period. Amounts in the General


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Account will be credited with interest commencing on the later of the Policy
Date or the date we receive such amounts and ending on the last day of the Free Look Period. The rate of interest is set by us and can change monthly. At the end of the Free Look Period, Net Premiums less the monthly charges plus interest will then be allocated to the Investment Divisions or to the Fixed Account in accordance with the Policyowner's instructions. If the Policy is returned during the Free Look Period, the Policyowner will receive from NYLIAC the greater of the Policy's Cash Value as of the date the Policy is returned or the Premiums paid, less loans and Partial Withdrawals.